RICK L. BURDICK
202.887.4110/fax: 202.872.4288
rburdick@akingump.com
May 5, 2010
VIA EDGAR
H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Registration Statement on Form S-4
Filed March 23, 2010
File No. 333-165640
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
File No. 333-21011

Allegheny Energy, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-00267
Dear Mr. Owings:
     This letter is being submitted in response to your letter dated April 21, 2010 to Leila L. Vespoli, Esq., Executive Vice President and General Counsel of FirstEnergy Corp. (“FirstEnergy”), and Paul J. Evanson, Chief Executive Officer of Allegheny Energy, Inc. (“Allegheny Energy” and, together with FirstEnergy, the “Companies”) and our telephonic discussion with Lilyanna L. Peyser, Attorney Advisor, of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on April 29, 2010.
     On behalf of FirstEnergy and Allegheny Energy, I am writing to inform you that the Companies plan to respond to the Staff’s comments and file Amendment No. 1 to the above-captioned Registration Statement as soon as practicable after the Companies have each filed with the Commission their Quarterly Reports on Form 10-Q for the period ended March 31, 2010.

H. Christopher Owings
Division of Corporation Finance
May 5, 2010

     If you have any questions, please do not hesitate to contact me at (202) 887-4110 or Zachary N. Wittenberg at (202) 887-4592.

Sincerely,
/s/ Rick L. Burdick

Rick L. Burdick

cc:	Leila L. Vespoli, Esq. David Feinberg, Esq. Michael P. Rogan, Esq. Pankaj K. Sinha, Esq.